Via Facsimile and U.S. Mail
Mail Stop 6010

November 9, 2006

Mr. Keith E. Palmer
Executive Vice President of Finance, Chief Financial Officer
and Treasurer (Principal Accounting Officer)
American Bio Medica Corp
122 Smith Road
Kinderhook, NY 12106

Re: **American Bio Medica Corp**
Form 10-KSB for the Fiscal Year Ended December 31, 2005
Form 10-QSB for the Quarterly Period Ended March 31, 2006
Form 10-QSB for the Quarterly Period Ended June 30, 2006
File No. 000-28666

Dear Mr. Palmer:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your Form 10-QSB for March 31, 2006 in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments on your Form 10-KSB for December 31, 2005 and your Form 10-QSB for June 30, 2006, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Financial Statements, page F-1
Notes to financial statements, page F-7
Note A – The Company and Its Significant Accounting Policies, page F-7
[13] Accounting for stock-based compensation:, page F-9

1. Please tell us why accelerating the vesting of all outstanding stock options to December 14, 2005 did not appear to result in the recognition of any expense in your reported net loss for 2005. Based on information available at http://www.pinksheets.com, it appears the value of your common stock on that date was at least $1.10 per share. According to page F-18 of your Form 10-KSB for 2004, there were 163,000 and 1,130,000 options outstanding at December 31, 2004 with a weighted average exercise price of about $0.89 and $1.09 per share, respectively, that were not then exercisable. As page F-18 of the Form 10-KSB for 2005 indicates that no options were exercised during 2005 and as the 189,000 options that expired during 2004 had a weighted average exercise price of $1.74 per share, it appears the options accelerated to December 14, 2005 may have had an exercise price lower than the value of your common stock. In light of these disclosures, please clarify how your accounting treatment is consistent with paragraph 36 of FIN 44.

Note C – Property, Plant and Equipment, page F-15

2. Based on your disclosures on pages F-6 and F-15, you used $133,000 in cash to purchase PP&E during 2005. As we did not note any disclosures about the disposal, sale or impairment of PP&E and as page F-15 indicates that the change in accumulated depreciation during 2005 equaled the amount of depreciation expense, it is unclear why the gross amount of PP&E only increased by $81,000 during 2005, not by $133,000. Please clarify this for us.

Form 10-QSB for the Quarterly Period Ended March 31, 2006

Exhibit 31.2 - Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer

3. Please amend your filing to include a date at the end of the certification, per Item 601(b)(31) of Regulation S-B.

Form 10-QSB for the Quarterly Period Ended June 30, 2006

Part I – Financial Information, page 2

4. According to page 4, you received $85,000 in proceeds from the exercise of options during the six months ended June 30, 2006 and you recognized $5,000 in

non-cash compensation expense during that period. In light of these disclosures and as we noted no other disclosures about changes in your common stock and additional paid-in capital balances, please clarify for us why the balances only increased a total of $7,000 during the period, as opposed to increasing by a total of $90,000.

* * * *

As appropriate, please amend your Form 10-QSB for March 31, 2006 and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides the requested information about your Form 10-KSB for December 31, 2005 and your Form 10-QSB for June 30, 2006. Detailed cover letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658, or Oscar Young, Senior Staff Accountant, at (202) 551-3622, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant